Filed Pursuant to Rule 424(b)(3)
                                                      Registrant No.: 333-100818
                                                         File No.: 333-100818-09

      Supplement to Prospectus Supplement dated May 22, 2003 to Prospectus
                               Dated May 22, 2003

                                  $426,877,000
                                  (Approximate)
               Mortgage Pass-Through Certificates, Series 2003-HE1

                              GSAMP Trust 2003-HE1
                                     Issuer

                          GS Mortgage Securities Corp.
                                    Depositor

                             Ocwen Federal Bank FSB
                                    Servicer

      This is a supplement to the prospectus supplement dated May 22, 2003 (the "Prospectus Supplement") to the prospectus dated May 22, 2003 relating to the GSAMP Trust 2003-HE1 Mortgage Pass-Through Certificates, Series 2003-HE1.

Capitalized terms used in this supplement but not defined in this supplement shall have the meanings given them in the Prospectus Supplement.

o The Risk Factor entitled "Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns" on page S-10 of the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

      Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any those states take actions against NC Capital Corporation or Finance America, LLC that impairs the issuer's ability to realize on those mortgage loans. See "--Violations of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans" below.

o The Risk Factor entitled "Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans" on page S-19 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Violations of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans

      There has been a continued focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as "predatory lending" practices. Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

      Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices and require licensing of originators. In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the mortgage loans.

(continued on following pages)
                              Goldman, Sachs & Co.

                 The date of this supplement is October 1, 2007

      The mortgage loans are also subject to federal laws, including:

         o the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

         o the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

         o the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor's credit experience.

      Violations of certain provisions of these federal, state and local laws, as well as actions by governmental agencies, authorities and attorneys general may limit the ability of the servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the issuer to damages and administrative enforcement (including disgorgement of prior interest and fees paid). In particular, an originator's failure to comply with certain requirements of federal and state laws could subject the issuer (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors' rescinding the mortgage loans against either the issuer or subsequent holders of the mortgage loans.

      NC Capital Corporation or Finance America, LLC, as applicable, has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations. In addition, NC Capital Corporation or Finance America, LLC, as applicable, has also represented that none of the mortgage loans (i) are "high cost loans," (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as "high cost," "threshold," "predatory" or "covered" loans under, any other applicable state, federal or local law. In the event of a breach of any of such representations, NC Capital Corporation or Finance America, LLC, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in this prospectus supplement.

      It is possible in the future that governmental authorities or attorneys general may take actions against NC Capital Corporation or Finance America, LLC that could prohibit the servicers from pursuing foreclosure actions, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuer. Any such limitations could adversely affect the issuer's ability to realize on the mortgage loans.

o The Risk Factor entitled "The Responsible Parties May Not Be Able to Repurchase Defective Mortgage Loans" on page S-20 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

The Responsible Parties May Not Be Able to Repurchase Defective Mortgage Loans

      NC Capital Corporation and Finance America, LLC have made various representations and warranties related to the mortgage loans. Those representations are summarized in "Description of the Certificates--Representations and Warranties Relating to the Mortgage Loans" in this prospectus supplement. If NC Capital Corporation or Finance America, LLC fails to cure a material breach of its representations and warranties with respect to any mortgage loan in a timely manner, then NC Capital Corporation or Finance America, LLC, as applicable, would be required to repurchase or substitute for the defective mortgage loan.

      As described below under "--Recent Developments Regarding New Century Financial Corporation," New Century Financial Corporation, the parent of NC Capital Corporation, has reported that it has recently experienced financial and regulatory difficulties. As described below under "--Recent Developments Regarding Finance America, LLC," Lehman Brothers Holdings Inc., the parent of Finance

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

America, LLC, has recently decided to close its Finance America, LLC operations by closing its BNC Mortgage LLC subsidiary. As a result, it is possible that neither NC Capital Corporation nor Finance America, LLC may be capable of repurchasing any defective mortgage loans or mortgage loans as to which an early payment default exists, for financial or other reasons. The inability of NC Capital Corporation or Finance America, LLC, as applicable, to repurchase defective mortgage loans would likely cause the mortgage loans to experience higher rates of delinquencies, defaults and losses. As a result, shortfalls in the distributions due on the certificates could occur.

o The following Risk Factors are added after the Risk Factor entitled "Suitability of the Offered Certificates as Investments" on page S-22 of the Prospectus Supplement:

Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally

      In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford. Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term. As borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that borrower delinquencies, defaults and losses could increase substantially.

      Recently, the subprime mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue. In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

      In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

      The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements. This has led to a deterioration in the financial performance of many subprime loan originators, and in some cases, has caused certain loan originators to cease operations. As described below under "--Recent Developments Regarding New Century Financial Corporation," New Century Financial Corporation, the parent of NC Capital Corporation, has reported that it recently experienced financial and regulatory difficulties. As described below under "--Recent Developments Regarding Finance America, LLC," Lehman Brothers Holdings Inc., the parent of Finance America, LLC, has recently decided to close its Finance America, LLC operations by closing its BNC Mortgage LLC subsidiary.

      Any such deterioration in the financial condition or regulatory status of NC Capital Corporation could adversely affect the ability of NC Capital Corporation to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default has occurred. If NC Capital Corporation is unable for any reason to satisfy its obligations to repurchase or substitute mortgage loans as to which a material breach of

                                      S1-3
representation and warranty exists or to repurchase mortgage loans as to which an early payment default exists, neither the depositor nor any other person will be obligated to repurchase such loans.

      Even in cases where an original loan seller has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by original loan sellers.

      In response to the deterioration in the performance of subprime mortgage loans, the rating agencies have recently lowered ratings on a large number of subprime mortgage securitizations. There can be no assurance that the rating agencies will not continue to do so.

      In light of the foregoing, you should consider the heightened risks associated with investing in the offered certificates, and the risk that your investment in the offered certificates may perform worse than you anticipate.

The Depositor and its Affiliates May Have Conflicts of Interest

      Recent developments in the subprime mortgage market have led to a deterioration in the financial performance of many subprime loan originators. See "--Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses; Increased Use of New Mortgage Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally" above and "--Recent Developments Regarding New Century Financial Corporation" and "--Recent Developments Regarding Finance America, LLC" below.

      Due to these developments affecting these subprime loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the depositor and its affiliates may have or may enter into in the future with any of the original loan sellers.

      In taking any actions or engaging in other transactions with any of the original loan sellers, the depositor and its affiliates are not required to take into account the effect of such actions or transactions on the issuer or the certificateholders. Among other things, the depositor and its affiliates may purchase, as principal, loans originated or sold by any of the original loan sellers that are not included in the issuer, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans. The depositor or its affiliates may provide secured or unsecured financing to any of the original loan sellers, and may seek to enforce remedies against such original loan sellers if an event of default occurs in respect of that financing. The depositor and its affiliates will not have any obligation to account to the issuer for any amounts they collect in respect of any loans, financing or other transactions they may have with any of the original loan sellers, and the depositor and its affiliates will have no obligation to pursue any claims against any of the original loan sellers on behalf of the issuer or with respect to loans included in the issuer.

Recent Developments Regarding New Century Financial Corporation

      New Century Financial Corporation, parent of NC Capital Corporation, has recently experienced severe financial difficulties, and on April 2, 2007, New Century Financial Corporation filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. New Century Financial Corporation previously announced that its lenders will no longer provide financing to it or its subsidiaries, that these lenders have also notified New Century Financial Corporation of certain events of default under various mortgage loan financing arrangements, and that, as a result, these lenders have sold or intend to sell any outstanding mortgage loans subject to these financing arrangements. In addition, New Century Financial Corporation announced that it and its subsidiaries have ceased selling mortgage loans to or servicing mortgage loans for Federal Home Loan Mortgage Corp. and Federal National Mortgage Association. New Century Financial Corporation also announced that it has received cease and desist orders from numerous states alleging violations of state laws. In addition, the Securities and Exchange Commission and the U.S.

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

Attorney's office have commenced investigations into certain of New Century Financial Corporation's financial statements. In addition, New Century Financial Corporation and certain of its subsidiaries have recently entered into a Stipulated Preliminary Injunction with the Ohio Attorney General and the Ohio Department of Commerce, Division of Financial Institutions which, among other things, restricts New Century Financial Corporation, their subsidiaries and their agents, officers, employees and anyone acting in concert or participation with them from initiating new foreclosure actions or continuing to prosecute pending foreclosure actions or evicting consumers in Ohio without prior approval from the state of Ohio. See "The Mortgage Loan Pool--Recent Developments Regarding New Century Financial Corporation" herein.

      As a result of the foregoing, we cannot assure you that these matters would not adversely affect the ability of NC Capital Corporation to purchase mortgage loans as to which an early payment default has occurred, the ability of New Century Mortgage Corporation to transfer servicing with respect to mortgage loans secured by Ohio mortgaged properties, or the ability of the servicer to take actions (including foreclosure) that may be essential to preserve the value of the mortgage loans included in the issuer that were purchased by the Initial Purchaser from NC Capital Corporation.

Recent Developments Regarding Finance America, LLC

      Pursuant to a Form 424(b)(5) prospectus supplement, filed June 29, 2007, relating to the BNC Mortgage Loan Trust 2007-3 Mortgage Pass-Through Certificates, Series 2007-3, effective as of January 1, 2006, Finance America, LLC was merged into BNC Mortgage LLC ("BNC"), a subsidiary of Lehman Brothers Bank, FSB. According to a Form 8-K filed August 22, 2007, Lehman Brothers Holdings Inc. announced that it is closing its BNC subsidiary.

o The following section is added to the Prospectus Supplement before the section entitled, "The Mortgage Loan Pool--NCCC Underwriting Guidelines" on page S-26 of the Prospectus Supplement:

Recent Developments Regarding New Century Financial Corporation

      Pursuant to a Form 8-K filed on February 7, 2007 (the "February 7th Announcement"), New Century Financial Corporation ("New Century"), the parent of NC Capital, announced that it would restate its consolidated financial statements for the quarters ended March 31, June 30 and September 30, 2006 to correct errors New Century discovered in the application of generally accepted accounting principles regarding its allowance for mortgage loan repurchase losses. Specifically, New Century announced that it did not include the expected discount upon disposition of such mortgage loans when estimating its allowance for loan repurchase losses. In addition, New Century stated that its methodology for estimating the volume of repurchase claims to be included in the repurchase calculation did not properly consider, in each of the first three quarters of 2006, the growing volume of repurchase claims outstanding that resulted from the increasing pace of repurchase requests that occurred in 2006. As a result of the foregoing, New Century announced that it expects that, once restated, its net earnings for each of the first three quarters of 2006 will be reduced.

      Pursuant to a Form 12b-25 filed on March 2, 2007 (the "March 2nd Announcement"), New Century stated that it had previously reported that it had been served with a complaint for a purported securities class action and was aware of nine additional purported class action lawsuits that had been filed against it and certain of its officers and directors alleging certain violations of federal securities laws.

      According to the March 2nd Announcement, New Century stated that since that time, it has become aware of four related derivative complaints against certain of its directors and officers, making essentially the same allegations as the federal securities cases relating to New Century's restatements. New Century stated that it believes that the derivative cases have been or will be filed in Orange County Superior Court, and that it anticipates that similar actions may be filed in the future.

      New Century also announced that it was delaying the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

                                      S1-5

      New Century announced that, although a full review is ongoing, it expects that the modifications to the allowance for loan repurchase losses will result in restated net income for the first three quarters of 2006 that is significantly lower than previously reported in New Century's 2006 interim financial statements.

      In addition, New Century announced that although New Century's mortgage loan origination volume increased in 2006 when compared to 2005, New Century's results of operations for the quarter and year ended December 31, 2006 will reflect declines in earnings and profitability when compared to the same periods in 2005. New Century currently expects that it will report a pretax loss for both the fourth quarter and the full year ended December 31, 2006.

      According to the March 2nd Announcement, in the event New Century is unable to obtain satisfactory amendments to and/or waivers of the covenants in its financing arrangements from a sufficient number of its lenders, or obtain alternative funding sources, New Century's auditor, KPMG, has informed New Century's Audit Committee that its report on New Century's financial statements will include an explanatory paragraph indicating that substantial doubt exists as to New Century's ability to continue as a going concern.

      Pursuant to a Form 8-K filed on March 8, 2007 (the "March 8th Announcement") by New Century, New Century stated that as a result of its current constrained funding capacity, New Century elected to cease accepting loan applications from prospective borrowers effective immediately while it sought to obtain additional funding capacity.

      Pursuant to a Form 8-K filed on March 13, 2007 (the "March 13th Announcement"), by New Century, New Century received a letter from the staff of the Pacific Regional Office of the Securities Exchange Commission ("SEC") on March 12, 2007, stating that the staff was conducting a preliminary investigation involving New Century and requesting production of certain documents. In addition, New Century stated that the staff of the SEC had also previously requested a meeting with New Century to discuss the events leading up to the announcement by New Century of the restatement of its financial statements and New Century intends to comply with the SEC's request.

      In addition, New Century stated in the March 13th Announcement that, on February 28, 2007, New Century received a letter from the United States Attorney's Office for the Central District of California ("U.S. Attorney's Office") indicating that it was conducting a criminal inquiry under the federal securities laws in connection with trading in New Century's securities, as well as accounting errors regarding New Century's allowance for repurchase losses. New Century also stated that it has subsequently received a grand jury subpoena requesting production of certain documents. New Century stated that it intends to cooperate with the requests of the U.S. Attorney's Office.

      Pursuant to a Form 8-K/A filed on March 13, 2007 (the "March 13th Form 8-K/A Announcement") by New Century, New Century stated that as of March 9, 2007, all of New Century's lenders under its short-term repurchase agreements and aggregation credit facilities had discontinued their financing with New Century or had notified New Century of their intent to do so. It further stated in the March 13th Form 8-K/A Announcement that New Century has received notices from certain of its lenders asserting that New Century and/or its subsidiaries have violated their respective obligations under certain of these financing arrangements and that such violations amount to events of default. According to the March 13th Form 8-K/A Announcement, certain of these lenders have further advised New Century that they are accelerating New Century's obligation to repurchase all outstanding mortgage loans financed under the applicable agreements.

      Pursuant to a Form 8-K filed on March 14, 2007 (the "March 14th Announcement") by New Century, New Century stated that the staff of the New York Stock Exchange ("NYSE") issued a press release, dated March 13, 2007, announcing its determination that New Century's common stock is no longer suitable for continued listing on the NYSE and will be suspended immediately. New Century announced that the NYSE's press release cited New Century's recent disclosures regarding its liquidity position, as well as New Century's prior announcement regarding the need to restate certain of its

                                      S1-6
historical financial statements, in support of its determination that New Century's common stock and preferred stock are no longer suitable for continued listing on the NYSE.

      In addition, New Century announced that the NYSE's press release also stated that an application to the SEC to delist New Century's stock from the NYSE is pending the completion of the applicable procedures, including any appeal by New Century of the NYSE staff's decision. New Century stated that it is reviewing the NYSE staff's decision and accordingly has not yet determined whether it will appeal the staff's decision to delist New Century's stock.

      Moreover, New Century has been engaged in recent ongoing discussions with its state regulators regarding New Century's funding constraints and the impact on consumers who are in various stages of the loan origination process with New Century. New Century stated that it has advised these regulators that it has ceased accepting loan applications and that as of March 14, 2007, New Century and its subsidiaries are unable to fund any mortgage loans, including mortgage loans for those consumers who were already in the loan origination process with New Century.

      Furthermore, on March 13, 2007, New Century and certain of its subsidiaries received cease and desist orders from regulators in the States of Massachusetts, New Hampshire, New Jersey and New York. New Century stated that the cease and desist orders contain allegations that certain of New Century's subsidiaries have engaged in violations of applicable state law, including, among other things, failure to fund mortgage loans after a mortgage closing, failure to meet certain financial requirements, including net worth and available liquidity, and failure to timely notify the state regulators of defaults and terminations under certain of its financing arrangements.

      Additionally, the cease and desist orders seek to restrain the New Century subsidiaries from taking certain actions, including, among other things, engaging in further violations of state law, taking new applications for mortgage loans in the relevant jurisdiction, and paying dividends or bonuses to officers, directors or shareholders of the applicable subsidiaries. In addition, the cease and desist orders also seek to cause the New Century subsidiaries to affirmatively take certain actions, including the creation of escrow accounts to hold fees relating to pending mortgage applications, the transfer to other lenders of the outstanding mortgage applications and unfunded mortgage loans held by the New Century subsidiaries, and the provision of regular information to the state regulators regarding the New Century subsidiaries' activities in the applicable state, including the status of all outstanding mortgage applications and unfunded mortgage loans in that state. Furthermore, certain of the cease and desist orders also require one or more of the New Century subsidiaries to show cause why their license should not be revoked or why administrative penalties should not be assessed.

      According to the March 14th Announcement, the cease and desist orders generally become permanent if not promptly appealed by the applicable subsidiaries. New Century stated that it is reviewing these orders and accordingly has not yet determined whether it will appeal all or any portion of any of the orders. New Century announced that, subject to its funding limitations, it intends to comply with the orders pending any such appeal.

      Pursuant to a Form 8-K filed on March 19, 2007 (the "March 19th Announcement") by New Century, New Century stated that on March 14, 2007 and March 15, 2007, it received additional cease and desist orders from the States of Connecticut, Maryland, Rhode Island and Tennessee (collectively, the "March 14/15 Orders"). New Century stated that the cease and desist orders contain allegations that certain of New Century's subsidiaries have engaged in violations of applicable state law, including, among other things, failure to fund mortgage loans after a mortgage closing. Additionally, New Century stated that on March 14, 2007, certain of New Century's subsidiaries, entered into a Consent Agreement and Order, dated March 14, 2007, with the Commonwealth of Pennsylvania Department of Banking, Bureau of Supervision and Enforcement (the "Consent Agreement").

      The March 19th Announcement indicated that the March 14/15 Orders and the Consent Agreement seek to restrain New Century's subsidiaries from taking certain actions, including, among other things, engaging in alleged violations of applicable state law and taking new applications for mortgage loans in the relevant jurisdiction. New Century stated that the March 14/15 Orders and the

                                      S1-7

Consent Agreement also seek to cause the subsidiaries to affirmatively take certain actions, including the creation of escrow accounts to hold fees relating to pending mortgage applications, the transfer to other lenders of the outstanding mortgage applications and unfunded mortgage loans held by the subsidiaries, and the provision of regular information to the state regulators regarding the subsidiaries' activities in the applicable state, including the status of all outstanding mortgage applications and unfunded mortgage loans in that state. According to New Century, certain of the March 14/15 Orders also seek to revoke the licenses of one or more of New Century's subsidiaries or assess administrative penalties.

      According to the March 19th Announcement, the March 14/15 Orders generally become permanent if not promptly appealed by the applicable subsidiaries. New Century and its subsidiaries are reviewing the March 14/15 Orders and accordingly have not yet determined whether they will appeal all or any portion of the March 14/15 Orders.

      According to the March 19th Announcement, on March 14, 2007, in connection with a civil action filed against New Century and certain of its subsidiaries in an Ohio state court (the "Ohio Complaint") by the Attorney General of Ohio and the Ohio Division of Commerce, Division of Financial Institutions, such Ohio state court issued a temporary restraining order, which was subsequently modified by the court on March 16, 2007, against New Century (as modified, the "Ohio TRO"). New Century stated that the Ohio Complaint and the Ohio TRO contain allegations that New Century has engaged in violations of applicable Ohio state law, including, among other things, failure to fund mortgage loans after closing. New Century stated that the Ohio TRO restrains New Century from taking certain actions, including, among other things, (i) engaging in violations of Ohio state law, (ii) soliciting applicants and taking new applications for mortgage loans in Ohio and (iii) initiating, prosecuting or enforcing foreclosure actions in Ohio. New Century announced that the Ohio TRO also requires New Century to confer with the Ohio Attorney General and Division of Commerce by March 22, 2007 regarding the treatment of Ohio loans that are more than 60 days delinquent and are held for sale. New Century stated that the restraints imposed by the Ohio TRO could further harm New Century's business. In addition, New Century announced that it is reviewing the Ohio Complaint and the Ohio TRO and accordingly has not yet determined whether it will appeal all or any portion of the Ohio TRO. Subject to its funding limitations, New Century stated that it intends to comply with the Ohio TRO pending any appeal.

      Pursuant to a Form 8-K filed on March 20, 2007 (the "March 20th Announcement") by New Century, New Century stated that it received a Notice of Breach and Termination of Mortgage Selling and Servicing Contract, dated March 14, 2007, from the Federal National Mortgage Association ("Fannie Mae"). New Century stated that the Fannie Mae notice purports to terminate its mortgage selling and servicing contract (the "Fannie Mae Contract") with New Century Mortgage Corporation ("NCMC"), a subsidiary of New Century, for cause, based on alleged breaches of the Fannie Mae Contract as well as alleged breaches by NCMC under other contracts with Fannie Mae. New Century stated that as a result of the purported termination, New Century and its subsidiaries are no longer able to sell mortgage loans directly to Fannie Mae or act as the primary servicer of any mortgage loans for Fannie Mae.

      In addition, according to the March 20th announcement, on March 16, 2007, New Century received additional cease and desist orders from the State of California (the "California Orders") and certain of New Century's subsidiaries entered into consent agreements with the State of Florida's Office of Financial Regulation and the State of Washington's Department of Financial Institutions, respectively, each dated March 16, 2007 (the "March 16 Agreements," and together with the California Orders, the "March 16 Orders and Consent Agreements").

      According to the March 20th Announcement, consistent with certain other previous consent agreements, the March 16 Orders and Consent Agreements contain allegations that certain of New Century's subsidiaries have engaged in violations of state law, including, among other things, failure to fund mortgage loans after closing. New Century stated that consistent with certain other previous consent agreements, the March 16 Orders and Consent Agreements seek to restrain New Century's subsidiaries from taking certain actions, including, among other things, engaging in alleged violations of state law and taking new applications for mortgage loans in the relevant jurisdiction. New Century announced that the March 16 Orders and Consent Agreements also seek to cause the New Century subsidiaries to affirmatively take certain actions, including the creation of escrow accounts to hold fees relating to

                                      S1-8
pending mortgage applications, the transfer to other lenders of the outstanding mortgage applications and unfunded mortgage loans held by the New Century subsidiaries, and the provision of regular information to the state regulators regarding the New Century subsidiaries' activities in the applicable state, including the status of all outstanding mortgage applications and unfunded mortgage loans in that state. New Century stated that the California Orders become permanent if not promptly appealed by the applicable subsidiaries. According to the March 20th Announcement, New Century and its subsidiaries are reviewing the California Orders and accordingly have not yet determined whether they will appeal all or any portion of the California Orders.

      Pursuant to a Form 8-K filed on March 22, 2007 (the "March 22nd Announcement") by New Century, New Century announced that it had received notices from Barclays Bank PLC ("Barclays"), in which Barclays alleged that certain events of default had occurred, as defined in that certain Master Repurchase Agreement, dated as of March 31, 2006 (as amended to date), by and among New Century, certain of New Century's subsidiaries, Barclays and Sheffield Receivables Corporation (the "Barclays Agreement"), and purported to accelerate to March 14, 2007 the obligation of New Century's subsidiaries to repurchase all outstanding mortgage loans financed under the Barclays Agreement and to terminate the Barclays Agreement as of that same date. New Century estimated that the aggregate repurchase obligation (the outstanding mortgage loans financed) of its subsidiaries under the Barclays Agreement was approximately $900 million as of March 12, 2007.

      According to the March 22nd Announcement, on March 16, 2007, the parties to the Barclays Agreement entered into a letter agreement (the "Barclays Letter Agreement") pursuant to which Barclays and Sheffield Receivables Corporation agreed to release New Century and its subsidiaries from its aggregate repurchase obligation under the Barclays Agreement and New Century and its subsidiaries agreed to release their rights to outstanding mortgage loans that had been financed under the Barclays Agreement. New century stated that the effectiveness of the releases in the Barclays Letter Agreement is subject to the satisfaction of certain preconditions, including that (i) New Century and its subsidiaries shall have made certain payments to Barclays, including forwarding to Barclays all amounts received by New Century and its subsidiaries after March 1, 2007 with respect to the mortgage loans under the Barclays Agreement, and (ii) New Century and its subsidiaries shall have taken certain actions to facilitate the transfer of the servicing function with respect to the mortgage loans under the Barclays Agreement to a third party appointed by Barclays. New Century stated that as of March 22, 2007, New Century was still in the process of satisfying these preconditions.

      According to the March 22nd Announcement, the Barclays Letter Agreement provides that the outstanding mortgage loans financed under the Barclays Agreement are being transferred to Barclays "as is", without any representations or warranties by New Century or its subsidiaries, and without any holdback by Barclays. New Century stated that New Century and its subsidiaries have agreed, that if they enter into a settlement or release with any of New Century's other lenders and any such release contains materially more favorable terms for the benefit of any such lender than those in the Barclays Letter Agreement, then Barclays will be entitled to such more favorable terms. According to the March 22nd Announcement, New Century stated that the Barclays Letter Agreement provides that a release with another lender will not be deemed to have terms that are materially more favorable to that lender from an economic standpoint if the terms of such release do not provide for more to such lender than the amount of the outstanding mortgage loans financed by such lender, plus accrued price differential or interest and the transmittal of the principal portion of any loan payments received. New Century stated that the continuing effectiveness of the release by Barclays under the Barclays Letter Agreement is subject to New Century's compliance with this provision. According to New Century, upon the effectiveness of the releases contemplated by the Barclays Letter Agreement, the aggregate repurchase obligation (the outstanding mortgage loans financed) of New Century under its credit facilities will be reduced by approximately $0.9 billion and New Century will have realized a loss from this transaction of approximately $46 million.

      In addition, according to the March 22nd Announcement, New Century has received cease and desist orders from several states and entered into consent agreements with several states (the "Previous Orders and Consent Agreements"), and on March 20, 2007, certain of New Century's subsidiaries

                                      S1-9
entered into a consent agreement with the State of Maine's Office of Consumer Credit Regulation, respectively (the "March 20 Consent Agreement").

      According to the March 22nd Announcement, consistent with the Previous Orders and Consent Agreements, the March 20 Consent Agreement contains allegations that certain of New Century's subsidiaries have engaged in violations of state law, including, among other things, failure to fund mortgage loans after closing. Consistent with the Previous Orders and Consent Agreements, the March 20 Consent Agreement seeks to restrain New Century's subsidiaries from taking certain actions, including, among other things, engaging in alleged violations of state law and taking new applications for mortgage loans in the relevant jurisdiction. The March 20 Consent Agreement also seeks to cause the New Century subsidiaries to affirmatively take certain actions, including the creation of escrow accounts to hold fees relating to pending mortgage applications, the transfer to other lenders of the outstanding mortgage applications and unfunded mortgage loans held by the subsidiaries, and the provision of regular information to the state regulators regarding the subsidiaries' activities in the applicable state, including the status of all outstanding mortgage applications and unfunded mortgage loans in that state.

      Pursuant to a Form 8-K filed on March 28, 2007 (the "March 28th Announcement"), New Century stated that on March 26, 2007, New Century notified the Federal Home Loan Mortgage Corp. ("Freddie Mac"), that it was voluntarily terminating its eligibility with Freddie Mac. New Century stated that as a result of this termination, New Century and its subsidiaries are no longer able to sell mortgage loans directly to Freddie Mac or act as the primary servicer of any mortgage loans for Freddie Mac.

      According to the March 28th Announcement, several of New Century's lenders have notified New Century of their intent to sell the outstanding mortgage loans that have been financed by the respective lender and offset the proceeds from such sale against the New Century's obligations to the lender, while reserving their rights to seek recovery of any remaining deficiency from New Century. New Century stated that it has notified these lenders of its concerns that any such sale be conducted in an appropriate manner, in accordance with applicable law and in accordance with the terms of the applicable financing agreement between the parties.

      According to the March 28th Announcement, on March 27, 2007, New Century announced that it had signed consent agreements with the State of Idaho's Department of Finance, the State of Iowa's Superintendent of Banking, the State of Michigan's Office of Financial and Insurance Services and the State of Wyoming's Banking Commissioner (the "March 27th Consent Agreements"). New Century stated that although it has signed the March 27th Consent Agreements and expects to comply with their terms, New Century has not yet received counterpart signatures from the respective states, and accordingly, such March 27th Consent Agreements may not be binding on the respective states. According to New Century, the March 27th Consent Agreements contain allegations that certain of New Century's subsidiaries have engaged in violations of state law, including, among other things, failure to fund mortgage loans after closing. The March 27th Consent Agreements restrain New Century's subsidiaries from taking certain actions, including, among other things, engaging in alleged violations of state law and taking new applications for mortgage loans in the relevant jurisdiction.

      In addition, according to the March 28th Announcement, the March 27th Consent Agreements also compel New Century's subsidiaries to affirmatively take certain actions, including the creation of escrow accounts to hold any up front fees collected in connection with pending mortgage applications, the transfer to other lenders of the outstanding mortgage applications and unfunded mortgage loans held by the subsidiaries, and the provision of regular information to the state regulators regarding the subsidiaries' activities in the applicable state, including the status of all outstanding mortgage applications and unfunded mortgage loans in that state.

      According to the March 28th Announcement, New Century anticipates that cease and desist orders will continue to be received by New Century and its subsidiaries from additional states in the future and that New Century and its subsidiaries may enter into additional consent agreements similar to the consent agreements already entered into by New Century. New Century stated that it intends to continue to cooperate with its regulators in order to mitigate the impact on consumers resulting from New Century's funding constraints.

                                     S1-10

      Pursuant to a Form 8-K filed on March 30, 2007 (the "March 30th Announcement"), New Century announced that it and certain of its subsidiaries, including NCMC (collectively, the "New Century Defendants"), filed a motion for dissolution of modified temporary restraining order and motion for an emergency hearing, and opposition to a preliminary injunction in connection with the Ohio Complaint. New Century announced that on March 28, 2007, the Defendants and the State of Ohio reached agreement on a stipulated preliminary injunction effective for 90 days (the "Ohio SPI"), which was entered by the Ohio court. New Century stated that the Ohio SPI replaces the Ohio TRO and provides for a stay of the litigation for 90 days. New Century stated that the Ohio SPI restrains the New Century Defendants from taking certain actions, including, among other things, engaging in alleged violations of Ohio state law and taking new applications for mortgage loans.

      According to the March 30th Announcement, New Century announced that the Ohio SPI also compels the New Century Defendants to take certain actions, including the transfer to other lenders of any outstanding mortgage applications and unfunded mortgage loans, the placement in escrow of any upfront fees collected in connection with pending mortgage applications, and the provision of regular information to the state regarding New Century's activities in Ohio, including the status of all outstanding mortgage applications and unfunded mortgage loans. New Century announced that the Ohio SPI also requires the New Century Defendants to submit certain categories of mortgage loans (and related information) as to which it intends to foreclose to the State of Ohio for the State of Ohio to review. New Century announced that the State of Ohio may object for cause to the New Century proceeding with a particular foreclosure and if New Century is unable to convince the State of Ohio to permit it to proceed, the foreclosure will not proceed for the duration of the Ohio SPI. In addition, New Century announced that the Ohio SPI also provides for the State of Ohio to review and object for cause to the New Century Defendants selling, transferring or assigning certain categories of mortgage loans that are more than 60 days delinquent.

      In addition, according to the March 30th Announcement, New Century announced that in the event that the State of Ohio or the New Century Defendants believe the other is not acting in good faith, the Ohio SPI provides that the complaining party should notify the other of such concern and if the concern is not resolved, then either party may notify the other of their intent to file a motion with the court to terminate the Ohio SPI and request to reschedule the previously canceled preliminary injunction hearing. In addition, New Century announced that the Ohio SPI provides that in such event neither party will object to the scheduling of a prompt preliminary injunction hearing or the termination of the Ohio SPI at such a preliminary injunction hearing.

      Pursuant to a Form 8-K filed on April 6, 2007 (the "April 6th Announcement"), New Century announced that on April 2, 2007, New Century and certain of its subsidiaries, including NC Capital, filed voluntary petitions for reorganization (the "Bankruptcy Filings") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Bankruptcy Filings are being jointly administered by the Honorable Kevin J. Carey under the caption "In re New Century TRS Holdings, Inc., et al., Case No. 07-10416." According to the April 6th Announcement, New Century and its subsidiaries will continue to operate their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

      According to the April 6th Announcement, in connection with the Bankruptcy Filings, New Century and certain of its subsidiaries reduced their workforce by a total of approximately 3,200 people nationwide (approximately 54% of their total aggregate workforce). New Century announced that although estimates are subject to change as additional information becomes available, New Century expects to incur severance pay expenses and make related cash expenditures of approximately $4.6 million in connection with the reduction in its workforce.

      In addition, according to the April 6th Announcement, New Century and certain of its subsidiaries entered into an asset purchase agreement with Greenwich Capital Financial Products, Inc. ("Greenwich") to sell certain mortgage loans originated by New Century as well as residual interests in certain securitization trusts owned by New Century for approximately $50 million. New Century stated that the

                                     S1-11
consummation of the transaction is subject to higher and better bids and approval by the Bankruptcy Court.

      According to the April 6th Announcement, New Century announced that it obtained a commitment from The CIT Group/Business Credit, Inc. and Greenwich to provide New Century with up to $150 million in debtor-in-possession financing (the "DIP Credit Facility") subject to Bankruptcy Court approval (the "Greenwich Agreement"). In addition, New Century announced that as of April 3, 2007, New Century has disposed of all of the mortgage loans in its inventory.

      Pursuant to a Form 8-K filed on April 16, 2007 (the "April 16th Announcement"), New Century announced that the Commonwealth of Massachusetts Office of the Attorney General issued a Civil Investigation Demand to New Century, which requests certain documents relating to New Century's loan origination business practices in connection with an investigation conducted pursuant to the Attorney General's authority to enforce consumer protection statutes. According to the April 16th Announcement, New Century stated that it is cooperating with this investigation.

      Pursuant to a Form 8-K filed on April 26, 2007 (the "April 26th Announcement"), New Century announced that on April 20, 2007, it executed the DIP Credit Facility, with an effective date of April 13, 2007, to borrow up to $150 million from the Lenders and any other lenders thereafter becoming a party to the DIP Credit Facility.

      According to the April 26th Announcement, the DIP Credit Facility consists of one tranche under which New Century may borrow up to $50 million for general corporate purposes and to fund an orderly Section 363 sales process ("Tranche A") and may include a second tranche under which New Century will be advanced up to $50 million to repay that certain Servicer Advance Financing Facility Agreement by and between New Century and Citigroup Global Markets Realty Corp. and to fund new qualifying servicing advances ("Tranche B"). The April 26th Announcement further stated that outstanding advances under the DIP Credit Facility may not exceed $50 million, provided that the Lenders may in their sole discretion increase the maximum amounts that may be advanced to $100 million by either increasing Tranche A by up to $50 million and/or making advances available under Tranche B. According to the April 26th Announcement, if New Century and the Lenders agree, the maximum amounts that may be advanced under the DIP Credit Facility may be further increased to $150 million.

      According to the April 26th Announcement, each of New Century and its direct or indirect subsidiaries that is a debtor in the previously disclosed Chapter 11 bankruptcy proceeding is a joint and several obligor under the DIP Credit Facility. The April 26th Announcement further stated that pursuant to the DIP Credit Facility each obligor granted a first priority lien on its unencumbered assets and a junior lien on its encumbered assets as security for its obligations under the DIP Credit Facility.

      Pursuant to a Form 8-K filed on May 3, 2007 (the "May 3rd Announcement"), New Century announced that on April 27, 2007, KPMG LLP ("KPMG"), previously the principal accountants for New Century, notified New Century that it had resigned. New Century announced that it received a letter from KPMG in which KPMG stated that the client-auditor relationship between New Century and KPMG had ceased.

      According to the May 3rd Announcement, New Century stated that the audit reports of KPMG on New Century's consolidated financial statements as of and for the years ended December 31, 2005 and 2004, did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. New Century stated that the audit reports of KPMG on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005 and 2004 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows: New Century stated that KPMG's report on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, contains an explanatory paragraph that states that New Century acquired certain assets and assumed certain liabilities of RBC Mortgage Company during 2005, and management excluded from its assessment of the

                                     S1-12
effectiveness of New Century's internal control over financial reporting as of December 31, 2005, RBC Mortgage Company's internal control over financial reporting associated with total assets of $1.2 billion and total revenues of $59.6 million included in New Century's consolidated financial statements as of and for the year ended December 31, 2005. KPMG's audit of internal control over financial reporting of New Century also excluded an evaluation of the internal control over financial reporting of RBC Mortgage Company.

      According to the May 3rd Announcement, the audit of New Century's financial statements for the fiscal year ended December 31, 2006 has not been completed. New Century stated that during the period from January 1, 2005 through April 27, 2007, there were no disagreements, as such term is defined in
Item 304 of Regulation S-K, with KPMG, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report.

      According to the May 3rd Announcement, during the period from January 1, 2005 through April 27, 2007, there were no reportable events, as such term is defined in Item 304 of Regulation S-K, except as follows: New Century stated that in connection with the February 7th Announcement, and consistent with the restatement process, the Audit Committee of the New Century's Board of Directors (the "Audit Committee"), on the advice of its independent counsel, initiated its own independent investigation into the issues giving rise to New Century's need to restate its interim financial statements, and subsequently expanded the investigation, at the request of KPMG, to include issues pertaining to New Century's valuation of residual interests in securitizations in 2006 and prior periods (the "Internal Investigation"). New Century stated that the Audit Committee retained independent counsel, forensic accountants and other professionals to assist it in connection with the Internal Investigation.

      According to the May 3rd Announcement, New Century stated that subsequent to the New Century's discovery of the accounting errors and initiation of the Internal Investigation, KPMG communicated to New Century that as a result of the Internal Investigation KPMG would likely need to reassess its audit plan, and perform additional audit procedures, in order to obtain sufficient evidence concerning any conclusions reached by the investigating team. New Century also stated that KPMG communicated to New Century that (i) the pending regulatory investigations into the matters under investigation in connection with the Internal Investigation or (ii) the pendency of the Internal Investigation itself, could also impact KPMG's ability to conclude on the financial statement implications of the matters under investigation, including whether or not KPMG would be able to continue to rely on representations from management.

      According to the May 3rd Announcement, New Century stated that as of April 27, 2007, the date of KPMG's resignation, the Internal Investigation was ongoing and accordingly New Century had not received from KPMG its determination on these matters. New Century also stated that it has been advised by KPMG that it expects that the evaluation of the impact of this matter on New Century's internal control over financial reporting and disclosure controls and procedures for the applicable periods could constitute a material weakness in New Century's internal control over financial reporting.

      According to the May 3rd Announcement, New Century stated that it is currently in liquidation proceedings under Chapter 11 of the Bankruptcy Code, and accordingly does not expect it will have the need to engage a successor independent accounting firm. However, New Century stated that if it retains a successor independent accounting firm, it will authorize KPMG to respond fully to any inquiries of the successor accounting firm concerning the foregoing matters.

      Pursuant to a Form 8-K filed on May 4, 2007 (the "May 4th Announcement"), New Century announced that as a result of a lack of bids to purchase its loan origination platform assets as a continuing business, it would reduce its workforce by a total of approximately 2,000 people (approximately 73% of their total aggregate workforce immediately prior to this workforce reduction) nationwide. New Century stated that this reduction in workforce is effective May 4, 2007. New Century stated that it expects to incur severance pay expenses and make related cash expenditures of approximately $7 million in connection with the reduction in its workforce.

                                     S1-13

      Pursuant to a Form 8-K filed on May 10, 2007 (the "May 10th Announcement"), New Century announced that on May 2, 2007, in accordance with the procedures previously approved by the Bankruptcy Court, it held an auction for its mortgage assets. New Century stated that Ellington Management Group, L.L.C. on behalf of its client funds ("Ellington"), made the highest and best bid of approximately $58 million. New Century stated that on May 4, 2007 it entered into an asset purchase agreement to sell the mortgage assets to Ellington (the "Ellington Agreement").

      According to the May 10th Announcement, New century stated that the Ellington Agreement provides that $3,000,000 of the approximately $58,000,000 purchase price will be placed into an escrow account to be used to indemnify Ellington for claims made under the Ellington Agreement. New Century stated that the balance of the escrow account after reimbursement of any claims submitted by Ellington will be paid to New Century ninety days after the closing date of the mortgage assets sale. New Century stated that on May 7, 2007, the Bankruptcy Court approved the Ellington Agreement, and the sale of the mortgage assets contemplated in the Ellington Agreement. New Century stated that the closing of the sale of the mortgage assets is expected to take place following the satisfaction of certain customary conditions that are set forth in the Ellington Agreement, including the entry of a sale order by the Bankruptcy Court and that New Century expected the closing to occur in May 2007.

      According to the May 10th Announcement, New Century also announced that in connection with entering into the Ellington Agreement, New Century terminated the Greenwich Agreement and will be required to pay Greenwich a $945,000 termination fee upon the closing of the sale of the mortgage assets to Ellington.

      Pursuant to a Form 12b-25 filed on May 11, 2007 (the "May 11th Announcement"), New Century announced that it had determined that it would be unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 ("Form 10-Q") by May 10, 2007 without unreasonable effort and expense.

      According to the May 11th Announcement, New Century stated that as previously disclosed, on April 2, 2007, New Century and certain of its subsidiaries, filed Bankruptcy Filings under the Bankruptcy Code in the Bankruptcy Court (Case No. 07-10416). Since that time, New Century has been immersed in bankruptcy-related matters. New Century has not yet been able to file its Annual Report on Form 10-K for the year ended December 31, 2006. Further, New Century has experienced the resignation of its independent accounting firm, KPMG LLP. Due to the resignation, as well as the additional time required to complete its financial statements to be included in its periodic reports as a result of, among other things, the complexities of bankruptcy accounting, the process of impairment testing and estimating the fair value of impaired assets, the determination of the tax provision together with the evaluation of tax deferred assets and the possible need for valuation allowances, New Century has stated it will not be able to file the Form 10-Q in a timely manner without unreasonable effort or expense. New Century further stated that it anticipates that it will not be able to complete its financial statements and file the Form 10-Q by May 15, 2007 and is uncertain as to whether or not it will ever be able to file its financial statements.

      New Century further stated that it believes that its results of operations for the quarter ended March 31, 2007 will change significantly from its results of operations for the quarter ended March 31, 2006. New Century stated that since March 31, 2006, the subprime mortgage industry has deteriorated, New Century no longer originates mortgage loans, the market value of its residual and other assets has declined and the amount of claims for it to repurchase loans has increased. In New Century's Current Report on Form 8-K filed with the SEC on February 7, 2007, New Century announced that it would restate its consolidated financial results for the quarters ended March 31, June 30 and September 30, 2006 to correct errors discovered in its accounting and financial reporting of loan repurchase losses and, in New Century's 12b-25 filed with the SEC on March 2, 2007, New Century announced that its investigation would include issues giving rise to its need to restate its 2006 interim financial statements, as well as issues pertaining to New Century's valuation of residual interests in securitizations in 2006 and prior periods. Prior to the completion of its financial statements for the year ended December 31, 2006 and the quarter ended March 31, 2007, New Century is unable to assess the amount by which its results

                                     S1-14
of operations for the quarter ended March 31, 2007 will change from its results of operations for the quarter ended March 31, 2006.

      Pursuant to a Form 8-K filed on May 24, 2007 (the "May 24th Announcement"), New Century announced that on February 7, 2007, New Century filed a Form 8-K with the SEC reporting that New Century's Board of Directors had concluded that New Century's previously filed interim financial statements for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006 (collectively, the "Interim Financial Statements"), should be restated to correct errors discovered in its accounting and financial reporting of loan repurchase losses. In connection with the restatement process, the Audit Committee of New Century's Board of Directors, on the advice of its independent counsel, initiated an independent investigation into the issues giving rise to New Century's need to restate the Interim Financial Statements, and as previously reported, subsequently expanded the investigation to include issues pertaining to New Century's valuation of certain residual interests in securitizations in 2006 and prior periods (the "Internal Investigation"). In addition to its independent counsel, the Audit Committee also retained forensic accountants and other professionals (collectively, the "Investigative Team") to assist it in connection with the Internal Investigation.

      According to the May 24th Announcement, New Century stated that based on recent communications with members of the Investigative Team, the Audit Committee has determined that there were errors in New Century's previously filed annual financial statements for its fiscal year ended December 31, 2005 (the "2005 Financial Statements") with respect to both the accounting and reporting of loan repurchase losses and New Century's valuation of certain residual interests in securitizations. New Century's ability to further investigate these matters is constrained as it is currently in liquidation proceedings under Chapter 11 of the Bankruptcy Code. However, based upon the work performed by the Investigative Team, the Audit Committee and management believe that it is more likely than not that these errors in the aggregate resulted in a material overstatement of pretax earnings in the 2005 Financial Statements. Accordingly, on May 23, 2007, New Century's Board of Directors concluded, based upon the recommendation of the Audit Committee, that the 2005 Financial Statements should no longer be relied upon.

      New Century further stated that as New Century is currently in liquidation proceedings under Chapter 11 of the Bankruptcy Code, it does not expect to complete a restatement of either the 2005 Financial Statements or the Interim Financial Statements.

      Pursuant to a Form 8-K filed on May 25, 2007 (the "May 25th Announcement"), New Century announced that as previously disclosed, on April 2, 2007, New Century and its subsidiary, NCMC, entered into an asset purchase agreement (the "Servicing Assets Agreement") with Carrington Capital, LLC, and its affiliate (collectively, "Carrington") for the sale of its servicing assets and servicing platform (the "Servicing Assets") to Carrington for approximately $133 million, subject to the receipt of higher and better offers in an auction for the Servicing Assets. According to the May 25th Announcement, New Century announced on May 16, 2007, that it had conducted and concluded the auction for the Servicing Assets pursuant to procedures established by the Bankruptcy Court at which Carrington submitted the highest bid and agreed to acquire the Servicing Assets for approximately $184 million (the "Servicing Sale"). Carrington's actual bid at the auction was $188 million, which amount included a $4 million credit relating to Carrington's breakup fee and the reimbursement of certain expenses. On May 21, 2007, New Century, NCMC and Carrington entered into a Second Amended and Restated Asset Purchase Agreement with respect to the Servicing Sale (the "Second Carrington Agreement"), and on May 23, 2007, the Bankruptcy Court entered an order approving the Servicing Sale.

      New Century further stated that the Agreement provides that $5 million of the approximately $184 million purchase price will be placed in an escrow account to be used to indemnify Carrington for claims made under the Agreement. The balance of the escrow account after reimbursement of any claims submitted by Carrington will be paid to New Century nine months after the closing date of the Sale. The closing of the Sale is expected to take place in June 2007 following the satisfaction of certain customary conditions that are set forth in the Agreement.

                                     S1-15

      Pursuant to a Form 8-K filed on June 4, 2007 (the "June 4th Announcement"), New Century stated that in May 31, 2007, pursuant to section 521 of chapter 11 of the Bankruptcy Code and Rule 1007 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules"), New Century and certain of its debtor-in-possession subsidiaries (collectively, the "Debtors") each filed its Schedules of Assets, Liabilities, and Executory Contracts and Statement of Financial Affairs (collectively, the "Bankruptcy Schedules") with the Bankruptcy Court. The Bankruptcy Schedules contain unaudited summary financial information relating to each Debtor's assets and liabilities in the form set forth in the Bankruptcy Code and the Bankruptcy Rules and regulations thereunder. The Bankruptcy Schedules are available without charge on the website of New Century's Claims and Noticing Agent, XRoads Case Management Services, at www.xroadscms.net/newcentury.

      New Century further stated that the Bankruptcy Schedules contain financial information that has not been audited or reviewed by independent registered accountants, is not presented in accordance with generally accepted accounting principles and may be subject to future reconciliation and adjustments. New Century stated that the information contained in the Bankruptcy Schedules had been prepared in accordance with applicable law under the Bankruptcy Code and is not to be used for investment purposes. There can be no assurance that the Bankruptcy Schedules are complete. The Debtors may amend or otherwise change the information contained in the Bankruptcy Schedules at a future date.

      According to the June 4th Announcement, New Century stated that as explained in a Current Report on Form 8-K filed by New Century with the SEC on February 7, 2007, the Interim Financial Statements should not be relied upon. As explained in a Current Report on Form 8-K filed by New Century with the SEC on May 24, 2007, the 2005 Financial Statements should also not be relied upon. The information contained in the Bankruptcy Schedules is further qualified by these disclosures.

      Pursuant to a Form 8-K filed on June 12, 2007 (the "June 12th Announcement"), New Century announced that as previously announced, New Century entered into the Ellington Agreement on behalf of Ellington, pursuant to which Ellington agreed to purchase the Mortgage Assets for approximately $58.0 million.

      According to the June 12th Announcement, New Century stated that on May 18, 2007, the sale of the Mortgage Assets to Ellington closed. After giving effect to certain closing adjustments, the net purchase price paid by Ellington was approximately $57.9 million, including approximately $2.6 million deposited by Ellington into an escrow account to indemnify Ellington for any claims made under the Ellington Agreement, and $0.9 million paid to Greenwich to satisfy New Century's obligation to pay a termination fee to Greenwich under an agreement that New Century had previously entered into with Greenwich for the sale of the Mortgage Assets. The balance of the escrow account after reimbursement of any claims submitted by Ellington will be paid to New Century 90 days after the closing of the Mortgage Assets sale.

      Pursuant to a Form 8-K filed on July 5, 2007 (the "July 5th Announcement"), New Century announced that on June 29, 2007 it terminated the DIP Credit Facility. The July 5th Announcement stated that at the time of termination, no amounts were outstanding under the DIP Credit Facility and no early termination fees were required to be paid by New Century in connection with this termination.

      According to the July 5th Announcement, on June 29, 2007, the Servicing Sale closed, and after giving effect to certain closing adjustments, the net purchase price paid by Carrington was approximately $177.4 million, including approximately $5.0 million deposited by Carrington into an escrow account to indemnify Carrington for certain claims that may be made under the Second Carrington Agreement. The July 5th Announcement stated that the balance of the escrow account after reimbursement of any claims submitted by Carrington will be paid to New Century nine months after the closing of the Sale.

      According to the July 5th Announcement, on June 25, 2007, New Century and Ellington entered into Supplement No. 1 to the Ellington Agreement ("Ellington Supplement No. 1"), pursuant to which Ellington agreed to purchase certain additional mortgage loans originated by New Century (the "Additional Mortgage Loans") for approximately $4.4 million. The July 5th Announcement stated that Ellington Supplement No. 1 provides that approximately $0.3 million of the purchase price will be placed

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into an escrow account to be used to indemnify Ellington for certain claims that may be made under Ellington Supplement No. 1, and that the balance of the escrow account after reimbursement of any claims submitted by Ellington will be paid to New Century ninety days after the closing of the sale. The July 5th Announcement stated that the Bankruptcy Court entered a sale order with respect to the Additional Mortgage Loans sale on June 27, 2007 and that the closing of such sale occurred on June 29, 2007.

      In addition, according to the July 5th Announcement, on June 22, 2007, New Century conducted and concluded an auction for its mortgage loan origination software and related assets and, on a non-exclusive basis, certain data related to New Century's loan origination business (the "Technology Assets") pursuant to procedures established by the Bankruptcy Court at which EquiFirst Corporation ("EquiFirst") submitted the highest and best bid and agreed to acquire the Technology Assets for approximately $8.05 million (the "Technology Assets Sale"). The July 5th Announcement stated that New Century, New Century Mortgage Corporation and EquiFirst subsequently entered into an Asset Purchase Agreement, dated June 22, 2007, with respect to the Technology Assets Sale (the "Technology Assets Agreement"), and on July 3, 2007, the Bankruptcy Court entered an order approving the sale and one or more subsequent sales of certain data related to New Century's loan origination business, in each case on a non-exclusive basis. According to the July 5th Announcement, the closing of the Technology Assets Sale is expected to take place in August 2007 following the satisfaction of certain customary conditions that are set forth in the Technology Assets Agreement.

      According to the July 5th Announcement, on June 21, 2007, the SEC orally advised New Century's outside counsel that the SEC had issued a formal order of investigation with respect to New Century. The July 5th Announcement further stated that New Century is continuing to cooperate with the SEC in the conduct of its investigation.

      According to the July 5th Announcement, on June 29, 2007, New Century was served with a complaint for declaratory judgment and other equitable relief (the "June 20th Complaint") that was filed on June 20, 2007, in the Bankruptcy Court, against certain of its subsidiaries and certain of its directors. The July 5th Announcement stated that the June 20th Complaint seeks a declaratory judgment on behalf of a purported class consisting of beneficiaries (the "Plan Beneficiaries") of the New Century Financial Corporation Deferred Compensation Plan and the New Century Financial Corporation Supplemental Executive Retirement/Savings Plan (collectively, the "New Century Plans") that, among other things, the Plan Beneficiaries are a class, that the New Century Plans' assets are held in trust for the exclusive benefit of the Plan Beneficiaries, that the New Century Plans' assets are not the property of New Century's or any of its subsidiaries' bankruptcy estates, and that the New Century Plans' assets be distributed to the Plan Beneficiaries.


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